

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

<u>Via Email</u>
Gregory A. C. Yull
Chief Executive Officer
Intertape Polymer Group, Inc.
9999 Cavendish Blvd., Suite 200
Ville St. Laurent, Quebec, Canada H4M 2X5

     Re: Intertape Polymer Group, Inc.
              Form 20-F for Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              Form 40-F for Fiscal Year Ended December 31, 2009
              Filed March 29, 2010
              File No. 001-10928

Dear Mr. Yull:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Brian K. Bhandari

                          Brian K. Bhandari
                          Branch Chief